Consent of Independent Registered Public Accounting Firm	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8

T 514-878-2691

The undersigned hereby consents to the inclusion or incorporation by reference into the Registration Statement on Form 40-F/A (Amendment No. 5) (the "Form 40-F") of Tenet Fintech Group Inc. (the "Company") being filed with the United States Securities and Exchange Commission, and any amendments thereto, of its report, dated January 18, 2023, on the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive loss, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements including a summary of significant accounting policies, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The undersigned further consents to reference of the undersigned's name under the heading "Interests of Experts" in:

1. the Annual Information Form of the Company for the financial year ended December 31, 2021;

2. the Revised Annual Information Form of the Company for the financial year ended December 31, 2021;

3. the Preliminary Short Form Prospectus dated September 27, 2022; and

4. the Amended and Restated Prospectus dated December 22, 2022.

included in or incorporated by reference into the Form 40-F.

Yours very truly,

Chartered Professional Accountants

Montreal, Quebec, Canada

Date: January 18, 2023

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